UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

FORM 6-K
EXHIBITS
SIGNATURES

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On November 21, 2003 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), filed a quarterly report with Deutsche Boerse AG for the third quarter ended September 30, 2003 (the “Quarterly Report”). The Quarterly Report is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the SAP’s future financial results are discussed more fully in the SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

2

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Report dated November 21, 2003

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO

By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date:  November 21, 2003

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Quarterly Report dated November 21, 2003

5

Exhibit 99.1

SAP INTERIM REPORT
JANUARY — SEPTEMBER 2003

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

The quarterly report discloses certain financial measures, such as pro forma EBITDA, pro forma operating income, pro forma net income and pro forma EPS that are considered non-GAAP financial measures. The non-GAAP measures included in our quarterly report have been reconciled to the nearest GAAP measure as is now required under new SEC rules regarding the use of non-GAAP financial measures. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Management believes that pro forma EBITDA is a widely accepted supplemental measure of evaluating operating performance and liquidity among companies. Further Management believes that pro forma operating income, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR and LTI) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

In addition, management gives guidance based on non-GAAP financial measures. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment related charges and acquisition related charges. Management views these expenses as less meaningful to assess the financial performance of our core operations or they are factors outside management’s control dependent on fluctuations in SAP’s share price, or the share price of companies we acquire or in which we invest.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

ECONOMIC SITUATION

OPERATIONAL PERFORMANCE Software revenues for the 2003 third quarter were € 433 million (2002: € 435 million), which was relatively flat compared to the third quarter of 2002. However, on a constant currency basis, software revenues were up 7 % compared to last year.

The Company believes that, based on software revenues, it continued to gain additional market share in the third quarter of 2003. On a rolling four quarter basis, the Company’s worldwide share of the market (defined as SAP and the four companies mentioned in footnote 2) based on software revenues was 57 % at the end of the third quarter of 2003 compared to 55 % at the end of the second quarter of 2003 and 48 % at the end of the third quarter of 2002.

For the third quarter of 2003, operating income increased 23 % to € 413 million (2002: € 336 million). Pro forma operating income1), excluding stock-based compensation and acquisition-related charges, increased 33 % to € 423 million (2002: € 319 million). The operating margin for the third quarter of 2003 was up 5 percentage points to 25 % compared to the third quarter of last year. The pro forma operating margin1), before stock-based compensation and acquisition related charges, was up 7 percentage points to 26 % compared to same period last year.

Total revenues for the third quarter of 2003 were down 3 % to € 1.65 billion (2002: € 1.70 billion). At constant currency rates, however, total revenues for the 2003 third quarter increased by 3 % compared to the third quarter of 2002. Product revenues, which include software and maintenance revenues, for the third quarter were € 1.1 billion (2002: € 1.0 billion). Maintenance revenues were € 655 million (2002: € 603 million). Consulting and training revenues were € 479 million (2002: € 545 million) and € 71 million (2002: € 97 million), respectively.

Net income for the third quarter of 2003 increased 25 % to € 252 million (2002: € 202 million), or € 0.81 per share (2002: € 0.65 per share). Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income1) for the third quarter of 2003 increased 26 % to € 260 million (2002: € 207 million), or € 0.84 per share (2002: € 0.66 per share).

The Company had 29,165 full-time equivalent employees at September 30, 2003. This represents an increase of 204 full-time equivalent employees since June 30, 2003.

REGIONAL PERFORMANCE For the third quarter of 2003, revenues in the Americas region were down 2 % to € 572 million (2002: € 586 million). At constant currency rates, revenues in the Americas were up 11%. The Americas results were helped by strong software revenues in the U.S., which experienced better closure rates in the third quarter. U.S. software revenues increased 35 % in the third quarter compared to the same period last year. At constant currency rates, software revenues in the U.S. rose 54%. On a rolling four quarter basis, the Company believes it continued to gain market share in the U.S. and strengthened its number one position as the largest business software vendor in terms of market share in the U.S. based on software revenues. Third quarter revenues in the Europe, Middle East and Africa (EMEA) region decreased 4 % to € 877 million (2002: € 913 million). Revenues in Germany decreased 4%. Most of Europe continued to face a tough economic environment. Revenues in the Asia-Pacific region (APA) for the third quarter of 2003 were flat at € 203 million (2002: € 203 million). At constant currency rates APA revenues increased 9%.

KEY FIGURES AT A GLANCE SAP GROUP

			Change	Change
	Q3 2003	Q3 2002	total	in %

	In € millions
Revenues	1,652	1,702	- 50	- 3
Software revenues	433	435	- 2	0
Income before taxes	425	298	127	43
Net income	252	202	50	25
Headcount, in FTE (September 30)	29,165	28,909	256	1

REVENUE BY REGION SAP GROUP

	Revenue	Revenue	Change	Change
	Q3 2003	Q3 2002	total	in %

	In € millions
Total	1,652	1,702	- 50	- 3
— at constant currency rates				3
EMEA	877	913	- 36	- 4
— at constant currency rates				- 3
Asia Pacific	203	203	0	0
— at constant currency rates				9
Americas	572	586	- 14	- 2
— at constant currency rates				11

1)	Worldwide market share based on software revenues in U.S. dollars of i2 Technologies, Inc., Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its four largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used).

2)	U.S. market share based on U.S. software revenues in U.S. dollars of i2 Technologies, Inc., Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its four largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated).

SOFTWARE REVENUE BY SOLUTION For the third quarter of 2003, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately € 89 million, down 4 % from the same period last year (2002: € 93 million) and represented 21 % of total software revenues. The Company believes that it is now equal with its largest CRM competitor when measuring its CRM market share against its competitors on a rolling four quarter basis. SCM (Supply Chain Management) related third quarter 2003 software revenues totaled approximately € 102 million, up 7 % from the third quarter of 2002 (2002: € 95 million) and represented 23 % of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

NINE MONTHS RESULTS For the nine months ended September 30, 2003, total revenues decreased 6 % to € 4.8 billion (2002: € 5.1 billion). On a constant currency basis, total revenues for the first nine months increased 2 % compared to the same period last year.

For the first nine months of 2003, operating income increased 25 % to € 1.1 billion (2002: € 842 million). Pro forma operating income, excluding stock-based compensation and acquisition-related charges, for the 2003 nine month period increased 27 % to € 1.1 billion (2002: € 881 million).

For the 2003 nine month period, software revenues decreased 9 % to € 1.2 billion (2002: € 1.3 billion). On a constant currency basis, software revenues for the nine month period decreased 1 % compared to the same period last year. Consulting revenues for the 2003 nine month period were € 1.4 billion (2002: € 1.6 billion) and training revenues were € 223 million (2002: € 322 million).

Net income for the nine months ended September 30, 2003, increased 1,777 % to € 657 million (2002: € 35 million), or € 2.11 per share (2002: € 0.11 per share). The respective 2002 net income included impairment charges posted in the second quarter related to the Commerce One write down of € 297 million. Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income for the 2003 nine month period increased 51 % to € 711 million (2002: € 471 million), or € 2.29 per share (2002: € 1.50 per share).

For the nine months ended September 30, 2003, total revenues in the EMEA region decreased 4 % to € 2.7 billion (2002: € 2.8 billion). Revenues in the Americas declined 12 % to € 1.5 billion (2002: € 1.8 billion) and in the APA region revenues were down 1 % to € 591 million (2002: € 597 million). At constant currencies, however, sales in the Americas and APA were up 6 % and 11 % respectively.

For the 2003 nine month period, the Company generated € 899 million of free cash flow (calculated as operating cash flow less capital expenditures, which were € 142 million for the 2003 nine month period), and at September 30, 2003, the Company had € 1.8 billion of liquid assets.

INVESTMENTS Personnel growth in fiscal year 2003 should, just as last year, be strictly controlled and evolve according to business developments. SAP will also base its investments in fixed assets on business developments.

OUTLOOK

The Company has increased its target for pro forma operating margin, excluding stock-based compensation and acquisition-related charges. Previously, the Company expected its 2003 pro forma operating margin to be between 1 and 1.5 percentage points higher than the level achieved in 2002. The Company now expects its 2003 pro forma operating margin to increase by approximately 2 percentage points compared to 2002. As a result of the expected improvement in the pro forma operating margin, SAP expects pro forma earnings per share for 2003, excluding stock-based compensation, acquisition-related charges and impairment-related charges, to be in the higher end of the range of its previously issued outlook of € 3.45 per share to € 3.60 per share.

THIRD QUARTER HIGHLIGHTS

SAP CONTINUED TO GAIN MARKET SHARE AND WIN KEY COMPETITIVE DEALS Notable contracts in the third quarter include Brookshire Grocery Company, Medtronics Inc., and The Washington Post in the Americas region; Linde Gas, Portugal Telecom Group and the Czech Ministry of Agriculture in the EMEA region; Hyundai Motor Company, Japan Tobacco Inc., and Olympus Korea Co. Ltd., in the Asia/Pacific region.

SAP BEGAN SHIPPING SAP MASTER DATA MANAGEMENT (SAP MDM), a new offering that enables companies to harmonize data across diverse applications and IT landscapes, solving the common problems generated by similar but different customer, product or vendor information stored across multiple systems.

SAP LAUNCHED THE “POWERED BY SAP NETWEAVER” INITIATIVE, a new program designed to empower SAP partners and independent software vendors (ISVs) with the SAP NetWeaver technology platform to build new business applications. The new program builds upon the already successful SAP NetWeaver Partner Initiative, with more than 200 partner companies participating.

SAP AND ACCENTURE SIGNED AN AGREEMENT to develop and deliver information technology (IT) solutions for banks and insurance companies worldwide. Together, the two companies will offer financial services companies expanded options for the delivery of IT products and services, including standard solutions, custom solutions and business process outsourcing.

SAP HOSTED ITS ANNUAL TECHED CONFERENCES IN LAS VEGAS AND BASEL, SWITZERLAND attracting more than 7,000 delegates and offered a variety of educational forums including lecture sessions, hands-on workshops and one-on-one expert discussions providing developers from companies of all sizes the opportunity to learn more about the innovations and latest technology developments at SAP.

SAP HELD ITS FIRST EUROPEAN INNOVATION CONGRESS outlining the cutting-edge technology innovations that will change the way companies do business in the near future. The congress served as a platform for SAP’s global research and development network including educators and globally recognized researchers, to discuss their applied research into next-generation technologies such as radio frequency identification technology (RFID), grid technology, Web services, security and voice-enabled portals. SAP also introduced the first SAP Innovation Report, illustrating the innovative concepts that have already become reality in SAP’s business solutions today and the company’s vision of the technologies that will drive its customers’ success in the future.

SAP REALIGNED ITS DEVELOPMENT ORGANIZATION AND CREATED BUSINESS SOLUTION GROUPS (BSGs) AND APPLICATION PLATFORM & ARCHITECTURE (AP&A) GROUP, to strengthen the ability of its development and industry business units to more effectively meet evolving and demanding customer needs, to improve agility and speed, and to provide SAP with an effective and coordinated platform for continuous innovation.

HEADCOUNT
Number of employees
(In full time equivalents)

			Absolute
	09/30/2003	06/30/2003	change

Research & Development	8,583	8,391	192
Service & Support	12,442	12,473	- 31
Sales & Marketing	5,127	5,108	19
General & Administration	3,013	2,989	24

SAP Group	29,165	28,961	204
EMEA	19,505	19,379	126
Americas	6,042	6,097	- 55
Asia Pacific	3,618	3,485	133

CONSOLIDATED INCOME STATEMENTS SAP GROUP 3RD QUARTER

			Change
	2003	2002	in %

	In € millions — unaudited
Software revenue	433	435	0%
Maintenance revenue	655	603	9%
Product revenue	1,088	1,038	5%
Consulting revenue	479	545	-12%
Training revenue	71	97	- 27%
Service revenue	550	642	- 14%
Other revenue	14	22	- 36%

Total revenue	1,652	1,702	- 3%
Cost of product	- 201	- 199	1%
Cost of service	- 413	- 471	- 12%
Research and development	- 222	- 195	14%
Sales and marketing	- 328	- 378	- 13%
General and administration	- 82	- 85	- 4%
Other income/expenses, net	7	- 38	- 118%

Total operating expense	- 1,239	- 1,366	- 9%
Operating income	413	336	23%
Other non-operating income/expenses, net	0	0	0%
Financial income, net	12	- 38	- 132%

Income before income taxes	425	298	43%
Income taxes	- 171	- 100	71%
Minority interest	- 2	- 2	0%

Net income before extraordinary gain	252	196	29%
Extraordinary gain	0	6	- 100%

Net income	252	202	25%
Basic earnings per share (in €)	0.81	0.65	25%

CONSOLIDATED INCOME STATEMENTS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30

			Change
	2003	2002	in %

	In € millions — unaudited
Software revenue	1,216	1,333	- 9%
Maintenance revenue	1,896	1,795	6%
Product revenue	3,112	3,128	- 1%
Consulting revenue	1,434	1,629	- 12%
Training revenue	223	322	- 31%
Service revenue	1,657	1,951	- 15%
Other revenue	41	59	- 31%

Total revenue	4,810	5,138	- 6%
Cost of product	- 574	- 625	- 8%
Cost of service	- 1,257	- 1,461	- 14%
Research and development	- 681	- 648	5%
Sales and marketing	- 993	- 1,218	- 18%
General and administration	- 255	- 296	- 14%
Other income/expenses, net	1	- 48	- 102%

Total operating expense	- 3,759	- 4,296	- 13%
Operating income	1,051	842	25%
Other non-operating income/expenses, net	12	28	- 57%
Financial income, net	20	- 552	- 104%

Income before income taxes	1,083	318	241%
Income taxes	- 421	- 285	48%
Minority interest	- 5	- 4	25%
Net income before extraordinary gain	657	29	2,166%
Extraordinary gain	0	6	- 100%

Net income	657	35	1,777%
Basic earnings per share (in €)	2.11	0.11	1,777%

CONSOLIDATED BALANCE SHEETS SAP GROUP

			Change
	09/30/2003	12/31/02	in %

	In € millions — unaudited
Assets
Intangible assets	403	441	- 9%
Property, plant and equipment	1,016	1,034	- 2%
Financial assets	177	164	8%

Fixed assets	1,596	1,639	- 3%
Accounts receivables	1,456	1,967	- 26%
Inventories and other assets	418	275	52%
Liquid assets/marketable securities	1,815	1,239	46%
Current assets	3,689	3,481	6%
Deferred taxes	288	402	- 28%
Prepaid expenses	109	88	24%

Total assets	5,682	5,610	1%
Shareholders’ equity and liabilities
Shareholders’ equity	3,248	2,872	13%
Minority interest	56	56	0%
Reserves and accrued liabilities	1,269	1,562	- 19%
Other liabilities	561	758	- 26%
Deferred income	548	362	51%

Total shareholders’ equity and liabilities	5,682	5,610	1%

Days sales outstanding	78	87

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Other
	Subscribed	Treasury	paid-in	Retained	comprehensive
	capital	stock	capital	earnings	income/loss	Total

	In € millions — unaudited
01/01/2002	315	- 94	163	2,547	179	3,110

Net income				35		35
Dividends paid				- 182		- 182
Buyback treasury stock		- 250				- 250
Currency translation adjustment					- 240	- 240
Unrealized losses on marketable securities					- 8	- 8
Unrealized gains on hedges					1	1
Stock-based compensation			12			12
Convertible bonds & stock options exercised			4			4
Other changes			- 4			- 4

09/30/2002	315	- 344	175	2,400	- 68	2,478

01/01/2003	315	-373	185	2,871	-126	2,872

Net income				657		657
Dividends paid				- 186		-186
Buyback treasury stock		- 88				- 88
Currency translation adjustment					- 76	- 76
Unrealized losses on marketable securities					16	16
Unrealized gains on hedges					12	12
Stock-based compensation			34			34
Convertible bonds & stock options exercised			8		2	- 1
Other changes			- 3		1	0

09/30/2003	315	- 461	224	3,342	- 172	3,248

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30

	2003	2002

	In € millions — unaudited
Net income before minority interest	657	35
Minority interest	5	4

Net income	662	39
Depreciation and amortization	153	165
Gains/losses on disposal of property, plant and equipment and marketable equity securities, net	- 1	- 4
Losses from equity investments, net	0	382
Write-downs of financial assets, net	8	121
Impacts of hedging	4	62
Change in accounts receivable and other assets	408	442
Change in deferred stock compensation	34	6
Change in reserves and liabilities	- 454	- 469
Change in deferred taxes	64	41
Change in other current assets	- 23	16
Change in deferred income	186	231

Net cash provided by operating activities	1,041	1,032
Purchase of intangible assets and property, plant and equipment	- 158	- 222
Purchase of financial assets	- 17	- 37
Change in the scope of consolidation	0	1
Proceeds from disposal of fixed assets	20	35
Investment in Commerce One	0	- 2
Change in liquid assets (maturities greater than 90 days) and marketable securities	- 662	10	1)

Net cash used in investing activities	- 817	- 215
Dividends paid	- 186	- 182
Purchase of treasury stock	- 88	- 250
Impacts of convertible bonds, net	7	6
Other changes to additional paid-in-capital	- 3	- 2
Proceeds from/repayments of line of credit and long-term debt	9	- 181
Effect of 2002 STAR-hedge	0	- 43
Effect of 2003 STAR-hedge	- 22	0

Net cash used in financing activities	- 283	- 652
Effect of foreign exchange rates on cash	- 27	- 138

Net change in cash and cash equivalents	- 86	27	1)

Cash and cash equivalents at the beginning of the period	1,122	755	1)

Cash and cash equivalents at the end of the period	1,036	782	1)

1)	adjusted for restricted cash

CONSOLIDATED INCOME STATEMENTS SAP GROUP 3RD QUARTER
Additional information

			Change
	2003	2002	in %

	In € millions — unaudited
Pro forma EBITDA reconciliation
Net income	252	202	25%
Extraordinary gain	0	- 6	- 100%
Net income before extraordinary gain	252	196	29%
Minority interest	2	2	0%
Income taxes	171	100	71%
Net income before income taxes	425	298	43%
Financial income, net	- 12	38	132%
Other non-operating income/expenses, net	0	0	0%
Operating income	413	336	23%
Depreciation & amortization	51	54	- 6%

Pro forma EBITDA	464	390	19%
as a % of sales	28%	23%

Pro forma operating income reconciliation
Operating income	413	336	23%
LTI/STAR	2	- 29	-107%
Settlement of stock-based compensation programs	2	5	- 60%
Total stock-based compensation	4	- 24	- 117%
Acquisition-related charges	6	7	- 14%

Pro forma operating income excluding stock-based compensation & acquisition-related charges	423	319	33%
as a % of sales	26%	19%

Finance income	12	- 38	- 132%
thereof impairment-related charges	- 2	- 20	- 90%

Income before income taxes	425	298	43%
Income taxes	171	100	71%
Effective tax rate	40%	34%

Pro forma net income reconciliation
Net income	252	202	25%
Stock-based compensation, net of tax	2	- 16	- 113%
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	2	17	- 88%

Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	260	207	26%

Pro forma EPS reconciliation
Earnings per share (in €)	0.81	0.65	25%
Stock-based compensation	0.01	- 0.05	- 113%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.01	0.05	- 88%

Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	0.84	0.66	26%

Weighted average number of shares (in thousands)	310,680	312,295	- 1%

CONSOLIDATED INCOME STATEMENTS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30
Additional information

			Change
	2003	2002	in %

	In € millions — unaudited
Pro forma EBITDA reconciliation
Net income	657	35	1,777%
Extraordinary gain	0	- 6	- 100%
Net income before extraordinary gain	657	29	2,166%
Minority interest	5	4	25%
Income taxes	421	285	48%
Net income before income taxes	1,083	318	241%
Financial income, net	- 20	552	- 104%
Other non-operating income/expenses, net	- 12	- 28	- 57%
Operating income	1,051	842	25%
Depreciation & amortization	153	165	- 7%

Pro forma EBITDA	1,204	1,007	20%
as a % of sales	25%	20%

Pro forma operating income reconciliation
Operating income	1,051	842	25%
LTI/STAR	42	- 7	- 700%
Settlement of stock-based compensation programs	4	25	- 84%
Total stock-based compensation	46	18	156%
Acquisition-related charges	18	21	- 14%

Pro forma operating income excluding stock-based compensation & acquisition-related charges	1,115	881	27%
as a % of sales	23%	17%

Finance income	20	- 552	- 104%
thereof impairment-related charges	- 14	- 422	- 97%

Income before income taxes	1,083	318	241%
Income taxes	421	285	48%
Effective tax rate	39%	90%

Pro forma net income reconciliation
Net income	657	35	1,777%
Stock-based compensation, net of tax	29	11	161%
Acquisition-related charges, net of tax	11	12	- 10%
Impairment-related charges, net of tax	14	413	- 97%

Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	711	471	51%

Pro forma EPS reconciliation
Earnings per share (in €)	2.11	0.11	1,777%
Stock-based compensation	0.10	0.03	161%
Acquisition-related charges	0.04	0.04	- 10%
Impairment-related charges	0.04	1.32	- 97%

Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	2.29	1.50	51%

Weighted average number of shares (in thousands)	310,791	313,485

GENERAL The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per September 30, 2003 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2002, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2002 filed with the SEC.

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total

12/31/2002	18	73	91

Additions	—	1	1
Disposals	—	—	—

06/30/2003	18	74	92

Additions	—	2	2
Disposals	2	—	2

09/30/2003	16	76	92

As of September 30, seven companies, in which SAP directly holds between 20 % and 50 % of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method. In the third quarter the number of associated companies increased by one.

The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.

STOCK-BASED COMPENSATION SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

The weighted average fair value of the Company’s stock-based awards granted in 2003 under SAP SOP 2002 until the end of the third quarter amounts to € 32.04 per option and was calculated using the following weighted average assumptions:

Expected life (in years)	2.5
Risk free interest rate	2.6%
Expected volatility	68%
Expected dividends	0.73%

The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net income

	Q3 2003	Q1-Q3 2003	Q3 2002	Q1-Q3 2002

	In € millions	In € millions	In € millions	In € millions
As reported	252	657	202	35
Add/minus: Expense for stock-based compensation, net of tax according to APB 25	1	26	-18	-4
Minus: Expense for stock-based compensation, net of tax according to FAS 123	48	135	35	104

Pro forma	205	548	149	- 73

Earnings per share

	Q3 2003	Q1-Q3 2003	Q3 2002	Q1-Q3 2002

	€	€	€	€
Basic — as reported	0.81	2.11	0.65	0.11
Diluted — as reported	0.81	2.11	0.65	0.11
Basic— pro forma	0.66	1.76	0.48	- 0.23
Diluted — pro forma	0.66	1.76	0.48	- 0.23

Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of September 30, 2003 amounts to approximately 14 million. For further information to our stock-based compensation plans we refer to our Annual Report 2002 on Form 20-F filed with the SEC.

Subscribed Capital At September 30, 2003, SAP AG had 315,222,929 no-par ordinary shares issued with a calculated nominal value of € 1 per share.

In the first three quarters of the year the number of ordinary shares increased by 260,323 (Q3: 145,372), representing € 260,323 resulting from the exercise of awards granted under certain stock-based compensation programs.

TREASURY STOCK As of September 30, 2003, SAP had acquired 4,565 thousand of its own shares, representing € 4,565 thousand or 1 % of capital stock. In the first nine months of the year 2003 1,049 (Q3: 160) thousand shares were acquired under the buyback program at an average price of approximately € 84.06 (Q3: € 109.40) per share, representing € 1,049 (Q3: 160) thousand or 0.3% (Q3: 0.05%) of capital stock. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

In the first nine months of the year, SAP AG acquired an additional 266 thousand (Q3: 61 thousand) of its own ordinary shares, representing € 266 thousand or 0.08 % of capital stock (Q3: € 61 thousand or 0.02%) at an average market price of € 94.71 per share (Q3: € 108.97) in conjunction with certain stock based compensation programs. Such shares were transferred to employees during the year at an average price of € 65.31 per share (Q3: € 86.64).

In the first nine months of the year certain of SAP AG’s foreign subsidiaries purchased an additional 321 thousand ADRs (Q3: 76 thousand) at an average price of US $24.30 per ADR (Q3: US $29.82). Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US $20.53 (Q3: US $25.49) per ADR by an administrator. The Company held no ADRs at September 30, 2003.

SEGMENT INFORMATION The segment information for the periods presented are as follows:

Q3 2003

	Product	Consulting	Training	Total

	In € millions
External revenue	1,118	459	74	1,651
Internal revenue	110	126	16	252

Total revenue	1,228	585	90	1,903

Segment expenses	- 557	- 473	- 67	- 1,097

Segment contribution	671	112	23	806

Segment profitability	54.6%	19.1%	25.6%

Q3 2002

	Product	Consulting	Training	Total

	In € millions
External revenue	1,063	531	101	1,695
Internal revenue	110	120	21	251

Total revenue	1,173	651	122	1,946

Segment expenses	- 605	- 522	- 94	- 1,221

Segment contribution	568	129	28	725

Segment profitability	48.4%	19.8%	23.0%

01/01/ — 09/30/2003

	Product	Consulting	Training	Total

	In € millions
External revenue	3,175	1,383	234	4,792
Internal revenue	307	353	48	708

Total revenue	3,482	1,736	282	5,500

Segment expenses	- 1,622	- 1,419	- 216	- 3,257

Segment contribution	1,860	317	66	2,243

Segment profitability	53.4%	18.3%	23.4%

01/01/ — 09/30/2002

	Product	Consulting	Training	Total

	In € millions
External revenue	3,191	1,585	337	5,113
Internal revenue	274	366	66	706

Total revenue	3,465	1,951	403	5,819

Segment expenses	- 1,838	- 1,587	- 289	- 3,714

Segment contribution	1,627	364	114	2,105

Segment profitability	47.0%	18.6%	28.3%

The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	Q3 2003	Q1-Q3 2003	Q3 2002	Q1-Q3 2002

	In € millions
Total revenue for reportable segments	1,903	5,500	1,946	5,819
Elimination of internal revenues	- 252	- 708	- 251	- 706
Other external revenues	1	18	7	25

	1,652	4,810	1,702	5,138

The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

	Q3 2003	Q1-Q3 2003	Q3 2002	Q1-Q3 2002

	In € millions
Total contribution for reportable segments	806	2,243	725	2,105
Contribution from activities outside the reportable segments	- 390	- 1,146	- 414	- 1,246
Stock-based compensation expenses	- 4	- 46	25	- 17
Other differences	1	0	0	0

Operating income	413	1,051	336	842

Other non-operating income/expenses, net	0	12	0	28
Finance income, net	12	20	-38	-552

Income before income taxes	425	1,083	298	318

GEOGRAPHIC INFORMATION The following tables present a summary of operations by geographic region. The following amounts are based on consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

Sales by operation

	Q3 2003	Q1-Q3 2003	Q3 2002	Q1-Q3 2002

	In € millions
Germany	396	1,151	413	1,186
Rest of EMEA1)	481	1,522	500	1,589

Total EMEA	877	2,673	913	2,775

United States	449	1,221	464	1,399
Rest of America	123	325	122	367

Total America	572	1,546	586	1,766

Japan	106	308	123	330
Rest of Asia-Pacific	97	283	80	267

Total Asia-Pacific	203	591	203	597

	1,652	4,810	1,702	5,138

Income before income tax

	Q3 2003	Q1-Q3 2003	Q3 2002	Q1-Q3 2002

	In € millions
Germany	357	826	- 116	- 91
Rest of EMEA1)	50	169	65	195

Total EMEA	407	995	181	104

United States	- 20	15	66	79
Rest of America	13	21	22	56

Total America	- 7	36	88	135

Japan	14	33	21	55
Rest of Asia-Pacific	11	19	8	24

Total Asia-Pacific	25	52	29	79

	425	1.083	298	318

Employees

	09/30/2003	09/30/2002

	(in FTE)
Germany	12,757	12,595
Rest of EMEA1)	6,748	6,711

Region EMEA	19,505	19,306

United States	4,597	4,954
Rest of America	1,445	1,436

Region America	6,042	6,390

Japan	1,339	1,212
Rest of Asia-Pacific	2,279	2,001

Total Asia-Pacific	3,618	3,213

	29,165	28,909

1)	Europe/Middle East/Africa

FINANCIAL CALENDAR

2004
JANUARY 22	Preliminary figures for fiscal 2003 Press, analyst, and telephone conference in Frankfurt, Germany

APRIL 22	Preliminary figures for Q1 2004

MAY 6	Annual General Meeting in Mannheim, Germany

MAY 7	Dividend payment

JULY 22	Preliminary figures for Q2 2004

OCTOBER 21	Preliminary figures for Q3 2004

SAP AG
Neurottstraße 16
69190 Walldorf
Germany
Telephone +49 / 6227 / 7-47474
Telefax +49 / 6227 / 7-57575
Internet www.sap.com
E-Mail info@sap.com

All international subsidiaries and sales partners are listed at www.sap.com under “Contact us”.

INFORMATION ABOUT CONTENT:
Investor Relations:
Telephone +49 / 6227 / 7-41551
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E-Mail press@sap.com

OVERALL RESPONSIBILITY:
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